SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3’21 Earnings Results

I. Performance in Q3 2021 – IFRS Consolidated Financial Data

					(Unit: KRW B)
Item	Q3 20	Q2 21	Q3 21	QoQ	YoY
Quarterly Results
Revenues	6,738	6,966	7,223	+4%	+7%
Operating Income	164	701	529	-25%	+222%
Income before Tax	-54	550	608	+11%	N/A
Net Income	11	424	463	+9%	+4,068%

II. IR Event of Q3 2021 Earnings Results

1. Provider of Information:	IR Team
2. Participants:	Investors, Securities analysts, etc.
3. Purpose:	To present Q3 21 Earnings Results of LG Display
4. Date & Time:	04:00PM on October 27, 2021 (KST)
5. Venue & Method:	Earnings release conference call in Korean/English
- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com
6. Contact Information

1)	Head of IR:

Daniel Lee, Head of IR, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Jinjoo Kim, IR Manager, IR Team (82-2-3777-0748)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis.

iii.	Financial data for Q3 21 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:    Press Release

LG Display Reports Third Quarter 2021 Results

SEOUL, Korea (Oct. 27, 2021) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2021.

•	Revenues in the third quarter of 2021 increased by 7% to KRW 7,223 billion from KRW 6,738 billion in the third quarter of 2020 and increased by 4% from KRW 6,966 billion in the second quarter of 2021.

•

Operating profit in the third quarter of 2021 recorded KRW 529 billion. This compares with the operating profit of KRW 164 billion in the third quarter of 2020 and with the operating profit of KRW 701 billion in the second quarter of 2021.

•	EBITDA in the third quarter of 2021 was KRW 1,696 billion, compared with EBITDA of KRW 1,228 billion in the third quarter of 2020 and with EBITDA of KRW 1,770 billion in the second quarter of 2021.

•

Net income in the third quarter of 2021 was KRW 463 billion, compared with the net income of KRW 11 billion in the third quarter of 2020 and with the net income of KRW 424 billion in the second quarter of 2021.

LG Display registered KRW 7,223 billion in revenues and KRW 529 billion in operating profit in the third quarter of 2021.

LG Display saw a year-on-year increase of 7% in revenues and a quarter-on-quarter increase of 4%, thanks to the increased shipments of its panels for IT products. The company’s year-on-year operating profit increased by 222%, however, its quarter-on-quarter operating profit decreased by 25% due to falling LCD TV panel prices, an increase in material costs due to the industry’s component shortage, and an increase in costs from the ramp-up of new facilities.

Panels for IT devices accounted for 45% of the revenues, panels for TVs accounted for 32%, and panels for mobile devices accounted for 23%.

LG Display’s large-sized OLED business continued to strengthen its position in the market as the premium TV sector continues to grow. In this regard, the company expects to achieve the annual sales goal of 8 million OLED panels and record annual profit this year. LG Display also saw stable results in the LCD business sector based on its differentiated high-end products and technology along with strengthened partnerships with strategic customers, as it shifted its LCD business structure to focus on the IT sector which helped minimize market fluctuation.

The panel shipments in the fourth quarter are expected to increase by mid-10% compared to the third quarter, with the delayed shipments affected by the industry’s component shortage predicted to return to normal. While the prices of LCD TV panels are expected to remain on a downward trend, ASP (Average Selling Prices) per square meter is expected to slightly rise thanks to an increase in shipments of mobile products with higher ASP.

“LG Display has successfully managed to build the stable business structure that helps it minimize market fluctuation while generating profits by pre-emptively shifting capacity toward competitive IT products and strengthening cooperative partnerships with strategic customers,” said Suh Dong-hee, CFO and Senior Vice President of LG Display. “Based on this, we will continue to generate profits through differentiated IT and Commercial products down the road.”

He also added, “The global TV market is actually showing signs of polarization due to the expansion of the high-end TV market, though it is seemingly getting smaller. It is predicted that OLED TV sales will continue to grow with the rise of high-quality content and consequently consumers’ increasing willingness to spend more on high performance TVs.”

###

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 27, 2021 starting at 4:00 PM Korea Standard Time (KST) to announce the third quarter of 2021 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2021Q3_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 63,360 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Daniel Lee, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 27, 2021	By:	/s/ Daniel Lee
(Signature)

	Name:	Daniel Lee

	Title:	Head of IR